Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-250809

Dated February 27, 2023

AIR PRODUCTS AND CHEMICALS, INC.

PRICING TERM SHEET

February 27, 2023

€700,000,000 4.000% Notes Due 2035

Issuer:	Air Products and Chemicals, Inc. (the “Company”)

Trade Date:	February 27, 2023

Settlement Date (T+4)*:	March 3, 2023

Principal Amount:	€700,000,000

Coupon Rate:	4.000% per year

Interest Payment Dates:	Annually on each March 3, commencing on March 3, 2024

Maturity Date:	March 3, 2035

Price to Public:	99.085%

Yield to Maturity:	4.098%

Benchmark Bund:	DBR 0.000% due May 15, 2035

Benchmark Bund Price / Yield:	72.630% / 2.655%

Re-offer Spread to Benchmark Bund:	+144.3 bps

Mid-Swap Yield:	3.178%

Re-offer spread to Mid-Swap Yield:	+92 bps

Optional Redemption:	Prior to December 3, 2034, at any time at an amount equal to the greater of (i) 100% of the principal amount or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon from the redemption date to the applicable maturity date (exclusive of accrued interest) discounted to the redemption date on an annual basis (Actual/Actual (ICMA)) using a discount rate equal to the Comparable Government Bond Rate plus 25 basis points, plus, in each case, any interest accrued and unpaid interest to, but excluding, the redemption date.

On or after December 3, 2034, at any time at an amount equal to 100% of the principal amount of the applicable notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Redemption on Change of Control Triggering Event:	If a change of control occurs with a subsequent ratings decline, the Company will offer to repurchase the notes at a purchase price of 101% of the aggregate principal amount of the notes plus accrued and unpaid interest to, but excluding, the date of repurchase.

Redemption for Tax Reasons:	The Company may offer to redeem all, but not less than all, of the Notes in the event of certain changes in the tax laws of the United States (or in the interpretation thereof). This redemption would be at a redemption price equal to 100% of the principal amount plus any interest accrued but not paid to, but excluding, the redemption date.

Additional Amounts:	The Company will, subject to certain exceptions and limitations, pay additional amounts on the Notes as are necessary in order that the net payment of the principal of and interest on the Notes to a holder who is not a United States person, after withholding or deduction for any present or future tax, assessment or other governmental charge imposed by the United States or a taxing authority in the United States, will not be less than the amount provided in the Notes to be then due and payable.

CUSIP/Common Code/ISIN:	009158 BG0 / 259503655 / XS2595036554

Offering Format:	SEC Registered

Listing:	Company intends to apply to list the Notes on the New York Stock Exchange

Expected Ratings**:	A2 / A (Moody’s/S&P)

Denominations:	€100,000 x €1,000

Day Count Convention:	Actual/Actual (ICMA)

Joint Book-Running Managers:	Citigroup Global Markets Limited
SMBC Nikko Capital Markets Limited
BNP Paribas
HSBC Bank plc
Banco Santander, S.A.
Barclays Bank PLC
Deutsche Bank AG, London Branch
Merrill Lynch International
MUFG Securities EMEA Plc
Standard Chartered Bank

Co-Managers:	Crédit Agricole Corporate and Investment Bank ING Bank N.V. Belgian Branch Intesa Sanpaolo S.p.A Natixis Scotiabank (Ireland) Designated Activity Company The Toronto-Dominion Bank

*

It is expected that delivery of the notes will be made to investors on or about March 3, 2023, which will be the fourth business day following the date hereof (such settlement cycle being referred to as “T+4”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to two business days before the date of delivery will be required, by virtue of the fact that the notes initially will settle in T+4, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the delivery of the notes should consult their advisors.

**	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Company has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the United States Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling: Citigroup Global Markets Limited at 1-800-831-9146; SMBC Nikko Capital Markets Limited at +44 (0)20 4507 1000; BNP Paribas at 1-800-854-5674 or +44 (0)20 7595 8222 or HSBC Bank plc at 1-866-811-8049.

The notes will be represented by beneficial interests in fully registered permanent global notes (the “international global notes”) without interest coupons attached, which will be registered in the name of, and shall be deposited on or about March 3, 2023 with a common depositary for, and in respect of interests held through, Euroclear Bank, S.A./N.V., as operator of the Euroclear System (“Euroclear”), and Clearstream Banking, société anonyme (“Clearstream”). Any notes represented by global notes held by a nominee of Euroclear or Clearstream will be subject to the then applicable procedures of Euroclear and Clearstream, as applicable. Euroclear and Clearstream’s current practice is to make payments in respect of global notes to participants of record that hold an interest in the relevant global notes at the close of business on the date that is the clearing system business day (for these purposes, Monday to Friday inclusive except December 25th and January 1st) immediately preceding each applicable interest payment date.

This term sheet is not a prospectus for the purposes of Regulation (EU) 2017/1129, including the same as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018, as amended by the European Union (Withdrawal Agreement) Act 2020.

MiFID II and UK MiFIR – professionals/ECPs-only / No PRIIPs or UK PRIIPs KID – Manufacturer target market (MiFID II and UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail in EEA or UK.

The communication of this term sheet and any other document or materials relating to the issue of the notes is not being made, and such documents or materials have not been approved, by an authorized person for the purposes of Section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. This document and such other documents and/or materials are for distribution only to persons who (i) have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), (ii) fall within Article 49(2)(a) to (d) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this term sheet and any other document or materials relates will be engaged in only with relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this term sheet or any of its contents.

Relevant stabilization regulations including FCA/ICMA will apply.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.